APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)


Tender Fire
Income Statement - unaudited
For the periods ended 12/31/2020


	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	83,446.00
Other Revenue	-
TOTAL REVENUES	**83,446.00**
COST OF GOODS SOLD	
Cost of Sales	41,400.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	41,400.00
GROSS PROFIT (LOSS)	42,046.00
OPERATING EXPENSES	
Advertising and Promotion	80.00
Contract Labor	22,417.00
Car and Truck Expenses	5,175.00
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	1,215.00
Insurance	2,831.00
Meals and Entertainment	688.00
Miscellaneous Expense	2,753.00
Office Supplies	3,439.00
Payroll Processing	-
Professional Services - Legal, Accounting	1,014.00
Repairs and Maintenance	1,533.00
Rental Payments	-
Wages	8,238.00
Payroll Taxes and Benefits	-
Equipment Lease	110.00
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	49,493.00

OPERATING PROFIT (LOSS)   (7,447.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Depereciation   10000

Income Tax Expense   10,000.00

TOTAL INTEREST (INCOME), EXPENSE & TAXES

                                                    $ **(17,447.00)**

NET INCOME (LOSS)

Tender Fire
Balance Sheet - unaudited
For the period ended 12/31/2020

| | Current Period |
	31-Dec-20
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	
Opening Retained Earnings	
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

Tender Fire, LLC.

Profit and Loss

June 2021

	TOTAL	
	JUN 2021	JAN - JUN, 2021 (YTD)
Income		
Food Sales	33,264.10	84,215.57
Total Income	**$33,264.10**	**$84,215.57**
Cost of Goods Sold		
Postage & Shipping		128.97
Supplies & Materials	5,247.74	14,872.01
Total Cost of Goods Sold	**$5,247.74**	**$15,000.98**
GROSS PROFIT	**$28,016.36**	**$69,214.59**
Expenses		
Advertising & Marketing	20.00	437.59
Ask Client - Expense	11,000.00	19,724.48
Auto Expense	80.36	96.61
Bank Charges & Fees		65.50
Merchant Fees	1,906.41	2,253.11
Total Bank Charges & Fees	**1,906.41**	**2,318.61**
Contractors	75.00	75.00
Insurance	677.50	1,334.86
Meals & Entertainment	151.20	1,287.23
Office Expenses	122.00	4,393.15
Office Supplies & Software	124.30	408.08
Parking & Tolls		23.00
Payroll Expenses		
Payroll Fees		239.68
Total Payroll Expenses		**239.68**
Professional Services	129.00	1,751.00
Repairs & Maintenance	262.80	594.72
Software	40.02	261.15
Subcontractors	1,681.17	5,523.13
Taxes & Licenses	1,005.00	1,280.00
Travel	23.41	96.41
Uniform Expenses		210.20
Total Expenses	**$17,298.17**	**$40,054.90**
NET OPERATING INCOME	**$10,718.19**	**$29,159.69**
Other Income		
Interest Earned	1.13	2.89
Total Other Income	**$1.13**	**$2.89**
NET OTHER INCOME	**$1.13**	**$2.89**
NET INCOME	**$10,719.32**	**$29,162.58**

I, Benjamin Crosky, certify that:

1. The financial statements of Tender Fire included in this Form are true and complete in all material respects; and
2. The tax return information of Tender Fire included in this Form reflects accurately the information reported on the tax return for Tender Fire for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   _~~Ben Crosky~~_____

Name: Benjamin Crosky_____

Title: Owner_____